

VIVOPOWER

FULL YEAR RESULTS PRESENTATION

FOR THE FISCAL YEAR ENDED JUNE 30, 2020

August 24, 2020

Certified B Corporation

Disclaimer

This presentation contains "forward-looking statements" relating to VivoPower International PLC ("VivoPower") within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "forecast," "intends," and "continue" or similar words. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other "forward-looking" information. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of solar energy; (d) global economic, financial or commodity price conditions; (e) our ability to develop technologically advanced products and processes; (f) our ability to successfully enter the electric vehicle ("EV") and sustainable energy solutions ("SES") markets; and (g) other risks discussed in filings we make with the Securities and Exchange Commission ("SEC") from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated or not at all. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Certain financial information contained in this presentation, including Adjusted EBITDA, are not calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA to net income, see slide 5. For a reconciliation of Group Adjusted (Underlying) EPS ("Earnings per Share") to Basic EPS, see slide 6.

Executive Summary | Record annual revenues, EBITDA turnaround & strategic pivot

Record annual revenues delivered despite COVID-19	• Group revenue increased 12% year-on-year to a record $48.7m, driven by growth in Aevitas, the Critical Power Services business unit in Australia • Record annual revenues achieved despite strict COVID-19 lockdowns in Australia causing delays to scheduled works
Gross profit up by 28% versus prior year	• Gross profit (GP) increased as a result of revenue growth as well as operational efficiencies • Introduction of pricing initiatives also contributed to GP margin improvement
Overheads reduced by 24% versus prior year	• Group overheads reduced by $1.7m in FY20 reflecting execution of lean management initiatives in Solar Development, Corporate Office • Includes 2% reduction in Aevitas overheads notwithstanding revenue growth
EBITDA turnaround to profit from prior year loss*	• Underlying group adjusted EBITDA profit of $3.9m, representing a $7.7m turnaround versus ($3.8m) EBITDA loss in FY19 • Restructuring and other non-recurring charges were primarily litigation costs relating to former CEO and other former employees
Balance sheet reflects increase in working capital	• Cash balance declined to $2.8m (versus $7.1m as at June 30, 2019) primarily reflecting working capital drawdown for Aevitas growth and sharp slowdown in cash collections during COVID-19 lockdowns for the June 30, 2020 quarter • Net debt increased to $23.1m (versus $14.6m as at June 30, 2019) primarily reflecting decline in cash balance and an increase in shareholder loan balance
Strategic pivot to EV + related battery and sustainable energy solutions (SES)	• Following completion of its strategic review, VivoPower plans to enter the electric vehicle ("EV") sector, due to interest from its existing customer base, with an initial focus on the infrastructure and mining sectors • Key differentiator with VivoPower's EV strategy is that it intends to focus on delivering a holistic three-pronged sustainable energy solution (SES) to customers: (i) EV and battery leasing; (ii) critical power retrofit of premises (e.g. warehouses and depots) to enable optimised EV battery charging; and (iii) EV battery second life applications

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Notes:
- For reconciliation of EBITDA to IFRS net loss see slide 5
- Any amounts shown for the year ended June 30, 2019 are unaudited

VIVOPOWER

VivoPower | New board and leadership team

Board of Directors



Kevin Chin
Executive Chairman, and CEO



Matthew Cahir
Non-Executive Director



Michael Hui
Non-Executive Director
- Director of Private Enterprise Investments for AWN Holdings, VivoPower's largest shareholder
- Dual IT and Law degrees



William Langdon
Non-Executive Director
- 25+ years in software, technology and enterprise data sectors
- Former CFO of OmniTicket Network and senior management at NAVTEQ



Peter Jeavons
Non-Executive Director
- 30+ years in executive-level tech and enterprise software solutions positions
- EMEA leader for First Insight, market leader in machine-led AI and predictive analytics

Leadership Team



Kevin Chin
Executive Chairman and CEO
- Founder of Arowana & Co., whose portfolio of companies include AWN Holdings, VivoPower's largest shareholder
- 18 years track record as a founder CEO, CFO and COO across multiple industries with multiple exits



Matthew Cahir
President (Acting), VivoPower USA
- Over 35 years in technology with the last 15 years in global executive leadership roles
- A global expert and teacher in business and sales strategy and execution
- Has worked with teams that include Accenture, Oracle, SAP and CA



Matt Davis
Managing Director, VivoPower Australia
- Seasoned energy professional with a track record of developing and financing energy assets in the U.S. and Australia
- Experience on both buy- and sell-side in utility and commercial solar



Phil Lowbridge
Managing Director, J.A. Martin
- Over 34 years' experience in the electrical power industry
- Started with J.A. Martin as an apprentice in 1986 and has been involved in all aspects of the business since that time



Adam Malcolm
Managing Director, Kenshaw
- Over 25 years' experience in critical power (electrical and mechanical)
- Led exponential growth across all business areas at Kenshaw



James Tindal-Robertson
Group Finance Director
- Extensive knowledge of managing and building finance functions in the energy industry
- 13 years as finance director & controller
- ICAEW chartered accountant

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VIVOPOWER

Profit and Loss Summary for the Year Ended June 30, 2020

Profit & Loss (US$m)	2020	2019[1]	Comments
Revenue			
Critical Power Services	48.6	42.8	Growth due to long term tailwinds in Australian solar, data centers, hospitals and infrastructure
Solar Development	0.1	0.7	Reflect Australian solar revenue only; no US revenues recorded
Group Revenue	**48.7**	**43.5**	Increase of 12% year-on-year, with strong H1 (65% of total revenue), due to CDC contract timing
Gross Profit			
Critical Power Services	7.7	5.7	Significantly improved gross profit margin to 16.0% in 2020 from 13.4% in 2019
Solar Development	0.1	0.4	Maintained GP margin reflects lower cost base of solar development operations
Group Gross Profit	**7.8**	**6.1**	Increase of 28.4% year-on-year
Adjusted (Underlying) EBITDA[2]	**3.9**	**(3.8)**	Reflects $1.7m GP improvement, $1.7m saving in overheads, $4.3m improvement in Solar project gains (VivoRex, SunConnect)
Restructuring and other non-recurring costs	(3.4)	(2.4)	Cost of litigation involving former CEO, solar project investigations and terminations
Net interest & tax	(3.9)	(3.7)	
Group Loss After Tax	**(5.1)**	**(11.3)**	Reflects improved EBITDA, offset by restructuring and other non-recurring costs (primarily litigation involving former CEO)
Group Basic EPS (dollars)	**($0.38)**	**($0.83)**	Improvement of 55% year-on-year
Group Adjusted (Underlying) EPS (dollars)[3]	**($0.12)**	**($0.66)**	Improvement of 81% excluding restructuring and other non-recurring costs

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Notes:
1. Any amounts shown for the year ended June 30, 2019 are unaudited
2. Adjusted (Underlying) EBITDA = Earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, and restructuring and other non-recurring costs. See reconciliation of non-IFRS measures on page 5
3. Adjusted (Underlying) EPS = Earnings per share adjusted for restructuring and other non-recurring costs. See reconciliation of non-IFRS measures on page 6

Numbers may not compute precisely due to rounding

VIVOPOWER

Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures

Non-IFRS Financial Measures (US$m)	Year Ended June 30, 2020	Year Ended June 30, 2019 [1]
Net loss for the year	(5.1)	(11.3)
Income tax	0.7	0.4
Interest income and expense	3.1	3.3
Impairment of goodwill	-	-
Impairment of assets	-	-
Restructuring and other non-recurring costs	3.4	2.4
Depreciation and amortization	1.8	1.4
Adjusted (Underlying) EBITDA	**3.9**	**(3.8)**

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Notes:
1 Any amounts shown for the year ended June 30, 2019 are unaudited
Numbers may not compute precisely due to rounding

VIVOPOWER

Reconciliation of Adjusted (Underlying) Earnings per Share to IFRS Financial Measures

Non-IFRS Financial Measures (US$m – except where indicated otherwise)	Year Ended June 30, 2020	Year Ended June 30, 2019 [1]
Net loss for the year	(5.1)	(11.3)
Restructuring and other non-recurring costs	3.4	2.4
Adjusted (underlying) net loss for the year	**(1.7)**	**(8.9)**
Weighted average number of shares used in computing (loss)/earnings per share (shares)	*13,557,376*	*13,557,376*
Group Basic EPS (dollars)	($0.38)	($0.83)
Restructuring and other non-recurring costs per share (dollars)	$0.26	$0.17
Group Adjusted (Underlying) EPS (dollars)	**($0.12)**	**($0.66)**

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Notes:
1 Any amounts shown for the year ended June 30, 2019 are unaudited
Numbers may not compute precisely due to rounding

VIVOPOWER

Balance Sheet Summary as at June 30, 2020

Balance Sheet (US$m)	2020	2019	Comments
Project investments	8.2	-	US solar portfolio projects, partially reclassified from current assets held for sale
Other non-current assets	33.7	36.8	Primarily goodwill and intangibles arising on the 2016 Aevitas business combination
Unrestricted cash	2.8	7.1	Increased working capital due to Aevitas growth, compounded by slow COVID-19 affected collections
Other current assets	13.6	15.7	Decrease in trade receivables due to timing of project activity in Aevitas
Assets held for sale	4.1	13.5	US solar portfolio projects budgeted to be monetized within twelve months.
Total Assets	**62.4**	**73.1**	
Current liabilities	(19.7)	(29.1)	$6m reduction in contract liabilities, $4m related party balances settled in loan refinancing
Long term-liabilities	(24.8)	(21.5)	Parent company loan refinancing
Total Liabilities	**(44.5)**	**(50.6)**	
Net Assets[1]	17.9	22.5	Movement primarily reflects foreign currency translation of non-USD operations and current year results
Net Debt	23.1	14.6	Reflects increased Aevitas working capital due and increased shareholder loan balance

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Notes:
1 Includes $27.1m of Aevitas hybrid instruments
Numbers may not compute precisely due to rounding

VIVOPOWER

Critical Power Services (Aevitas) | Record revenue and profit growth despite COVID-19

Business overview	• Aevitas comprises the J.A. Martin and Kenshaw businesses • Headquartered in Australia's most densely populated industrial belt • Over 700 active government, commercial and industrial customers across a diverse range of industries
FY20 review	• Record revenues delivered with strong improvement in gross profits and EBITDA contribution • Businesses faced some operational disruption due to COVID-19, resulting in an adverse effect on profitability margins and delays to completion of scheduled works and associated revenue recognition • Completed the landmark 89 MWdc Goonumbla Solar Farm and won additional 50+ MW of solar farm projects, with deliberate focus on less competitive small and medium sized projects • Continued growth in data center sector driven by surge in data storage and processing requirements both pre and post-pandemic, and hospital and aged care facilities underpinned by record levels of New South Wales government spending
FY21 commentary	• Several projects were delayed from FY20 due to COVID-19 related disruption and are due to be completed in FY21 • Business tailwinds expected to strengthen as a result of increased infrastructure spend commitment by Australian federal and state governments to combat COVID-19 economic downturn • Key objective to leverage critical power capabilities and customer base to win orders for the new EV + SES strategy

FY20 Revenue Contribution by Customer Industry



J.A. Martin
Other, 0%
Utilities, 2%
Agriculture, 2%
Manufacturing, 7%
Mining & Resources, 33%
Trades Services, 12%
Infrastructure, 20%
Solar, 23%
Kenshaw
Construction, 1%
Electricity, Gas, Water and Waste Services, 2%
Manufacturing, 3%
Other, 8%
Mining, 10%
Health Care and Social Assistance, 12%
Data Centre, 64%

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VIVOPOWER

VivoPower (USA) | Board and management control of US solar project portfolio secured

Business overview	• VivoPower (USA) develops solar projects through a 50/50 JV established in April 2017 with Innovative Solar Systems, LLC ("ISS") as the contracted solar developer • VivoPower's new leadership activated its contractual rights to secure management control of the JV in June 2020, following a detailed review of the performance of the contracted solar developer
FY20 review	• The US solar market rebounded in FY20, with 12.1 GW of solar projects completed through the first nine months [1] • However, VivoPower's JV with ISS did not benefit from this industry trend due to issues attributable to the contracted joint venture developer partner. • As a result, there have been project delays and 237 MW of projects have been discontinued with a further 492 MW put on hold, which prompted VivoPower to initiate legal discussions with ISS
FY21 commentary	• At time of writing, negotiations are continuing with VivoPower electing not to accept the initial offer from ISS to transfer its 50% economic interest in the JV to VivoPower for $1 (which is conditional upon VivoPower foregoing any claims against ISS) • Despite the mothballing of some projects, VivoPower's portfolio size would increase by 74% to circa 1.6 GW (or by 28% to 1.2 GW excluding projects put on hold), if the offer was to be accepted • Since taking control of the JV, VivoPower has initiated a hyper-turnaround plan encompassing active portfolio management, improved governance and stakeholder engagement

U.S. Solar Portfolio Summary [2]



Washington
130
Colorado
237
Kansas
138
New Mexico
87
Oklahoma
110
Texas
719
Georgia
110
70
South Carolina
Total MWdc By State

	Original JV	Net JV	New Total [3] (Incl On Hold)	New Total [3] (Excl On Hold)
Total JV MW	1,844	1,607	1,607	1,177
VivoPower %	50%	50%	100%	100%
Net VivoPower MW	922	803	1,607	1,177
Change from Original			+685	+255

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Notes:
1 Source: U.S. National Renewable Energy Laboratory (NREL). Reflects first nine months of VivoPower FY20 (Jul '19 to Mar '20).
2 Exact MW subject to change through engineering and design process.
3 Based on initial offer from ISS to transfer 50% economic interest for $1. Totals may not sum due to rounding.

VIVOPOWER

VivoPower (Australia) | Solar development progress despite policy uncertainty

Business overview	• VivoPower (Australia) develops solar projects and operates solar systems in Australia • VivoPower (Australia) collaborates with the Aevitas business units (especially J.A. Martin) to generate win-win opportunities
FY20 review	• Solar industry tailwinds in Australia continued to strengthen in FY20 with 2.2 GW of new large-scale solar development completed in 2019[1], and investor appetite remained buoyant despite Australian government energy policy uncertainty • Sun Connect portfolio sale successfully completed in October 2019 for US$1.1m with active management of a geographically diverse portfolio of 53 solar systems resulting in a valuation uplift to achieve 2x multiple of invested capital • 15 MW Yoogali Solar Farm development was delayed by regulatory approval issues, whilst the 5 MW Daisy Hill Solar Farm development was substantially completed, and a sale of both projects is expected to close in FY21
FY21 commentary	• Solar industry tailwinds expected to strengthen even more with COVID-19 prompting government initiatives to promote renewable investment, especially in battery storage (which has become economic across most of Australia now without subsidies) • Strong demand expected for solar and battery storage from commercial and industrial customers without network-related risks • VivoPower (Australia) expects to complete its first battery development project which will position it to then focus on new EV + SES works

Australian Solar Portfolio Summary



Key:
VivoPower Development Solar Projects
J.A. Martin Completed Solar Projects
J.A. Martin In-Construction Solar Projects

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VIVOPOWER

Notes:
1 Source: Clean Energy Council

Strategic Pivot | Customer-led entry into EV market, with a wholistic sustainable energy solution

Business overview	• VivoPower has decided to enter the EV market, with a focus initially on servicing the Australian infrastructure and mining industries • These industries are the major users of pick-up trucks (known as "utes") in Australia, a market worth an estimated US$12bn with gross additions (including replacement vehicles) of US$2bn annually • For the infrastructure and mining industries, we believe that EVs have a clear cost advantage as well as safety advantages over diesel, especially in more remote locations • VivoPower's business model is a differentiated "circular economy" sustainable energy solution (SES) in that it aims to provide not only the EV but also the electrical retrofit of customer depots/warehouses to enable EV battery charging as well as EV battery second life applications
FY20 review	• Enthusiasm of existing customers for an EV + SES solution was the deciding factor in choosing this strategic path • Qualified customers have been identified from within the Aevitas customer base as well as through close contacts of the board
FY21 commentary	• Primary objective is to consummate our first EV + SES customer orders • In addition, VivoPower aims to build up its sales, customer service and technical teams to augment the existing critical power capabilities within Aevitas • Joint venture and merger and acquisition (M&A) opportunities are also being considered

VivoPower EV + Sustainable Energy Solutions (SES) Business Model


RETROFIT PREMISES
SUSTAINABLE ENERGY SOLUTIONS
RENT ELECTRIC VEHICLES
REUSE BATTERIES

FY21 Key Objectives

Win new EV + SES customer orders	Scale up Aevitas business unit	Transform US solar projects portfolio	Grow Australian solar + battery pipeline	Optimise capital management	Maintain lean & sustainable focus
Consummate new EV + SES customer orders from existing Aevitas customer base	Deliver on scheduled works to high standard despite COVID-19	Secure (at minimum) full economic ownership of US joint venture portfolio	Complete development of existing Australian solar projects	Monetize solar projects at 'shovel-ready' state	Drive further overhead efficiencies through workflow automation
Build up sales, customer service and technical teams	Further improve sales architecture to enable step change growth	Drive pro-active customer engagement, PPA origination & battery tech	Expand capabilities to deliver battery storage solutions	Reinvest capital into scale up of new EV + SES strategy	Introduce digital transformation solutions to optimise data analytics
Explore joint venture and acquisition opportunities	Leverage critical power capabilities & customer base for EV + SES strategy	Secure new strategic development partner(s) for longer-dated sites	Build up pipeline through new and existing customers	Optimize group balance sheet composition and cost of capital	Further increase B Corp impact score

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VIVOPOWER

THANK YOU

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VIVOPOWER